Exhibit 99.1

FOR IMMEDIATE RELEASE
CONTACTS:

Frank Mandelbaum, CEO                    Stephen D. Axelrod, CFA
INTELLI-CHECK, INC.                      WOLFE AXELROD WEINBERGER ASSOC. LLC
Tel. (516) 992-1900                      Tel. (212) 370-4500  Fax (212) 370-4505

                                         Anthony Loumidis
                                         ALEXANDROS PARTNERS
                                         Tel. (781) 622-1117


          INTELLI-CHECK ANNOUNCES THIRD QUARTER 2005 FINANCIAL RESULTS

                    - COMPANY ACHIEVES STRONG REVENUE GAINS,
                  CONTINUED IMPROVEMENT IN OPERATING RESULTS -

WOODBURY, NY - NOVEMBER 10, 2005 -- INTELLI-CHECK, INC. (AMEX: IDN) today announced financial results for the third quarter and nine months ended September 30, 2005.

Revenues increased 85% to $430,083 for the third quarter ended September 30, 2005, up from $232,661 for the same period in 2005. Sales bookings, which represent shipments of products and contracted services, increased 113% to $486,330 in the 2005 period, up from $228,152 in the third quarter of 2004. Revenues and sales bookings increases are due to Intelli-Check's success in penetrating certain key target markets. The net loss attributable to shareholders decreased significantly to $765,312, or ($0.07) per share, in the third quarter ended September 30, 2005, down from $1,795,557, or ($0.17) per share, in the prior year. Basic and diluted weighted average shares outstanding used in computing per-share amounts were 11,473,588 in the third quarter ended September 30, 2005 and 10,276,066 in the prior year. At September 30, 2005, the Company's balance sheet included $6,690,709 in cash, cash equivalents and short-term marketable securities and other investments.

Revenues increased 118% to $1,723,882 for the nine months ended September 30 2005, up from $790,821 for the same period in 2004. Sales bookings, which represent shipments of products and contracted services, increased 144% to $2,003,719 in the 2005 period, up from $822,014 in the third quarter of 2004. The increase in both revenues and bookings for the 2005 quarter were largely a result of a substantial order from a significant retailer during the second quarter of 2005. Net loss attributable to shareholders for the nine months ended September 30, 2005 decreased significantly to $2,714,302, or ($0.25) per share, down from $5,764,677, or ($0.57) per share, in the prior year. Basic and diluted weighted average shares outstanding used in computing per-share amounts were 10,908,623 in the nine months ended September 30, 2005 and 10,202,879 in the prior year.

                                                                        - MORE -

"Intelli-Check continues to make significant progress as demonstrated by the dramatic improvement in revenues, bookings and operating results," Mr. Frank Mandelbaum, Intelli-Check's Chairman and CEO stated.

"After considerable time and effort, our ID-verification technology is receiving recognition not only for the ability to help prevent economic losses from fraud, but also as a productivity tool. This recognition is leading to an increasing book of business and growing pipeline of opportunities. The successes of the third quarter are continuing in the present quarter as we have already reported two key developments for the Company. First, we announced a new Partnering Agreement with Anteon International Corporation (NYSE:ANT), a key U.S. government contractor that will be providing a solution for the Federal Information Processing Standard (FIPS) 201 requirement for a new identification card that will be interoperable between government agencies. We are proud that our technology was chosen as an important component of Anteon's solution."

"Secondly, we also announced a software license agreement with the Financial Services division of a Fortune 25 company to integrate Intelli-Check's ID-verification software technology into this company's platform for a number of applications for its retail customers. Fees for the license will be transaction-based with, in some cases, additional hardware sales to this company."

"We continue to focus on establishing relationships with industry leaders who provide enterprise-wide productivity and security solutions to their customers. Establishing business relationships with these leaders is a long process, but once established, their vast resources and strong market position, can result in substantial benefits to Intelli-Check. Our products have been vetted by our customers and validated by both our patent position and the fact that these various industry leaders have signed licensing agreements with us for the utilization of our technology. The net raise during the third quarter of approximately $4.4 has significantly strengthened our balance sheet so that Intelli-Check has not only the intellectual resources but also the cash resources to stay the course. We are pleased with our progress to date and anticipate that we shall be able to report continued progress going forward."

The Company will host a conference call for shareholders and members of the investment community to discuss its financial results and corporate initiatives on Friday, November 11, 2005, at 9:00 am (EST). Interested parties may participate in the call by dialing 877-236-1078 approximately 10 minutes before the call is scheduled to begin. International callers should dial 213-408-0663. For anyone who is unable to participate in the live conference, access to a recording will be available for 72 hours after the call. The rebroadcast can be accessed domestically by dialing 888-203-1112. For international callers, the dial-in is 719-457-0820. The passcode is 4561350.

                                                                        - MORE -

                       CONDENSED STATEMENTS OF OPERATIONS
        FOR THREE MONTHS & NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
                                   (Unaudited)

                                              Three Months Ended              Nine Months Ended
                                                 September 30,                   September 30,
                                             2005            2004            2005            2004
                                         ------------    ------------    ------------    ------------
REVENUE                                  $    430,083    $    232,661    $  1,723,882    $    790,821
       Net loss                              (765,312)     (1,668,884)     (2,516,758)     (5,386,630)
       Net loss attributable to
         common shareholders                 (765,312)     (1,795,557)     (2,714,302)     (5,764,677)

PER SHARE INFORMATION
       Net loss per common share -
       Basic and diluted                 $      (0.07)   $      (0.17)   $      (0.25)   $      (0.57)
                                         ============    ============    ============    ============
Weighted average common shares used in
    computing per share amounts -
       Basic and diluted                   11,473,588      10,276,066      10,908,623      10,202,879
                                         ============    ============    ============    ============

About Intelli-Check, Inc.

      o INTELLI-CHECK, INC. is the acknowledged leader in technology that assures the authenticity of driver licenses, state issued non-driver and military identification cards used as proof of identity. Our patented ID-CHECK technology instantly reads, analyzes, and verifies the encoded data in magnetic stripes and barcodes on government-issue IDs from approximately 60 jurisdictions in the U.S. and Canada to determine if the content and format is valid. Applications include:

      o security and access control to protect airports, government and commercial buildings, military installations and other critical sites as well as for first responder initiatives o identity theft, commercial and government fraud prevention to help stem the billions of dollars each year in losses from credit card, check-cashing, bank, insurance, healthcare, pharmacy and other economic frauds

      o age verification to protect bars and other retail establishments from the potential fines and penalties associated with selling age-restricted products to under-age purchasers

      o productivity enhancement to eliminate inefficiencies and inaccuracies associated with manual data entry

The company has been the national testing laboratory for the American Association of Motor Vehicle Administrators (AAMVA) since 1999 and has access to all the currently encoded driver license formats. For more information, please visit www.intellicheck.com.

Intelli-Check Safe Harbor Statement

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. When used in this press release, words such as "will," "believe," "expect", "anticipate", "encouraged" and similar expressions, as they relate to the company or its management, as well as assumptions made by and information currently available to the company's management identify forward-looking statements. Our actual results may differ materially from the information presented here. There is no assurance that the use of ID-CHECK technology by our potential customers and partners, or government efforts to enhance security or curtail the sale of age-restricted products to underage buyers will lead to additional sales of ID-CHECK technology. Additional information concerning forward looking statements is contained under the heading of risk factors listed from time to time in the company's filings with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information.

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